UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GLOBALNETCARE, INC.
(Name of Issuer)

Common Shares, par value $.001 per share

37937Q 10 2
(CUSIP Number)

Michele Scott
117 Gun Avenue, Pointe-Claire, Quebec H9R 3X2
(514) 693-0877

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 12, 2000
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d- 1(e), 240.13d-1(f) or 240.13d-1(g), check the following box __.

*The remainder of this cover page shall be filed out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 37937Q 10 2                                                                   Page 2

1.       Name of Reporting Person
         SS or IRS Identification No. of above person (entities only)

                  Michele Scott

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a)
                                                                                                    ---
                                                                                                 (b)
                                                                                                    ---
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
         PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                 ---

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Canada

         NUMBER OF SHARES                                     7.       SOLE VOTING POWER
         BENEFICIALLY OWNED                                            14,188,320
         BY EACH REPORTING
         PERSON WITH                                          8.       SHARED VOTING POWER
                                                                       -0-

                                                              9.       SOLE DISPOSITIVE POWER
                                                                       14,188,320

                                                              10.      SHARED DISPOSITIVE POWER
                                                                       -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  14,188,320

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*      X
                      -

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  25.6%

14.      TYPE OF REPORTING PERSON*
                  IN

Item 1. Security and Issuer.

        This statement relates to beneficial ownership, as provided in Rule 13(d)-3 of the Securities and Exchange Commission, of common shares, $.001 par value per share ("Shares"), of GlobalNetCare, Inc., a Florida corporation ("GlobalNet"). The offices of GlobalNet are located at Suite 204, 65 Brunswick, Dollard Des Ormeaux, Quebec, Canada H9B 2N4.

Item 2.     Identity and Background.

        (a)        This statement is filed by Michele Scott.

        (b)        Michele Scott's business address is 117 Gun Avenue, Pointe-Claire, Quebec H9R 3X2.

        (c)        As of September 12, 2000, Michele Scott's principal occupation is Chief Financial Officer, Vice President and Secretary of GlobalNet.

        (d)        During the past five years, Michele Scott has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, subjected him to any judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (e)        During the past five years, Michele Scott has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, subjected him to any judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)        Michele Scott is a citizen of Canada.

Item 3.     Source and Amount of Funds or Other Consideration.

        Reference is made to the information under the heading "SHARE EXCHANGE AGREEMENT - BUSINESSWAY COMPUTER CENTRE, INC. AND COR-BIT PERIPHERALS, INC." appearing under “Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION" appearing in the Form 10-QSB of GlobalNet for the period ended June 30, 2000, as filed with the Securities and Exchange Commission (the "Acquisition Information"), and the Acquisition Information is hereby incorporated by reference.

        Under the terms of the acquisition described in the Acquisition Information (the "Acquisition"), GlobalNet issued 13,088,320 of its Special Voting Shares ("Special Voting Shares") to Michele Scott, and 3739007 Canada Ltd. issued 13,088,320 of its Class "A" Preference Shares ("Preferred Shares") to Michele Scott as consideration for the exchange of 1,000,000 shares of Cor-bit Peripherals Inc. ("Cor-bit") owned by Ms. Scott. Also under the terms of the Acquisition, GlobalNet has agreed to issue options to Michele Scott to purchase 600,000 Common Shares of GlobalNet (“Shares”) at $.50 per share and 500,000 Shares at $1.00 per share (collectively, the "Scott Option Rights") as consideration for her agreement to serve as Chief Financial Officer, Vice President, Secretary and a Director of GlobalNet. Pursuant to the Scott Option Rights, on September 12, 2000, GlobalNet authorized the issuance of options to Ms. Scott to purchase 150,0000 Shares at $.50 per share

Item 4.      Purpose of Transaction.

        Michele Scott entered into the transaction described in the Acquisition Information for the purpose of investing in the Special Voting Shares and the Preferred Shares and for the purpose of pursuing the business of Cor-bit as a manufacturer and wholesaler of its computers under the name "Cor-bit", and as a developer of internet software that includes an online store, an auction website, a business to business model and data based software for products, and an access based inventory management software link that can be used as a just-in-time management tool. Cor-bit sells its computers at a wholesale level to BusinessWay Computer Centre, Inc. (“Businessway”) who retails the computers through Businessway's chain of retail franchise stores. GlobalNet did not acquire the franchise retail operations of Businessway, which will be retained by the principals of Businessway.

        As a result of the Acquisition, Faris Heddo became President, Chief Executive Officer, and a Director of GlobalNet, and Michelle Scott (who is married to Mr. Heddo) became Chief Financial Officer, Vice-President, Secretary and a Director of GlobalNet. Mr. Heddo and Ms. Scott are the sole directors and officers of Businessway and Cor-bit. In connection with the closing of the Acquisition, Patrick Power and Nick Pedafronimos resigned as directors and officers of GlobalNet and its subsidiaries. Subject to obtaining necessary approvals and completing necessary filings, GlobalNet will change its name to "Businessway International Corp."

        Michele Scott holds the Preferred Shares and the Special Voting Shares for long-term investment purposes. Nevertheless, she will continually evaluate the business, financial condition, and prospects of GlobalNet, the market price of the Shares, return on her investment, alternative investments, conditions in the economy and her need for liquidity in her investments with a view toward determining whether to hold, decrease, or increase her investment in Shares. From time to time, based upon this continuing evaluation, she may sell some or all of her Shares, or she may purchase additional Shares, at varying prices on the open market, in privately negotiated transactions, through the exercise of the Option, and/or in other transactions.

        Except as described above, Michele Scott has not made any plans or proposals which relate to or would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Company or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Company; (iii) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number of or term of Directors or to fill any existing vacancies on the Board; (iv) any material change in the Company's present capitalization or dividend policy; (v) any material change in the Company's business or corporate structure; (vi) changes in the Company's charter, by-laws, or instruments corresponding thereto or actions which may impede the acquisition of control of the Company by any person; (vii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (ix) any action similar to any of those enumerated in this paragraph.

Item 5.      Interest in Securities of the Issuer.

        (a)     Michele Scott owns beneficially, as determined under the rules and regulations of the Securities and Exchange Commission, 14,188,320 Shares. The Shares that are deemed to be beneficially owned by Michele Scott include: 13,088,320 Preferred Shares (that are convertible into Shares on a one for one basis); 13,088,320 Special Voting Shares (that have voting rights equivalent to Shares and will be called by GlobalNet upon the conversion of the Preferred Shares), and 1,100,000 Shares that may be acquired by Michele Scott upon the exercise of persently exercisable options that have been or will be issued to her at her request under the Scott Option Rights. The Shares that are deemed to be beneficially owned by Michele Scott do not include Shares beneficially owned by Faris Heddo, including 18,835,571 Special Voting Shares, 18,835,571 Preferred Shares, and 1,100,000 Shares that may be acquired by Faris Heddo upon the exercise of presently exercisable options that have been or will be issued to him upon his request under option rights granted to him. Ms. Scott and Mr. Heddo have entered into a separation agreement, and each of them disclaims beneficial ownership of securities owned by the other.

        As of September 12, 2000, the Shares beneficially owned by Michele Scott are equivalent to 25.6% of the outstanding Shares of GlobalNet. For the purposes of this calculation of the outstanding Shares of GlobalNet, its outstanding shares on that date are deemed to include: 16,283,127 Shares that are issued and outstanding; 37,923,821 Special Voting Shares that are issued and outstanding and that have voting rights similar to Shares; and 1,100,000 Shares that may be purchased by Michele Scott upon exercise of the options issued or to be issued under the Scott Option Rights.

        (b)     Michele Scott has sole power to vote and dispose of the Shares beneficially owned by her.

        (c)     For a description of the terms under which Michele Scott acquired the Shares beneficially owned by her, see the Acquisition Information described above. Except as indicated in this Schedule 13D, Michele Scott has not effected any transactions in Shares during the preceding 60 days.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Reference is made to the Acquistion Information described above, which is incorporated herein by reference.

Item 7.     Material filed as Exhibits.

        Reference is made to Exhibit 10.1, “Share Exchange Agreement between the Company, 3739007 Canada Ltd., BusinessWay Computer Centre Inc., Cor-Bit Peripherals Inc., Michele Scott, Michele Scott, the Shareholders of Cor-Bit Peripherals Inc. and the Shareholders of BusinessWay Computer Centre Inc., dated for reference June 30, 2000,” as filed with the Form 10-QSB of GlobalNet for the period ended June 30, 2000, is hereby incorporated herein as Exhibit 1 to this Schedule 13D.

        Reference is made to Exhibit 2.1, "Letter of Intent re Exchange of Shares and Other Matters, dated April 5, 2000, between Faris Heddo, Michele Scott, Cor-Bit Peripherals, Inc., BusinessWay Computer Centre Inc. and GlobalNetCare, Inc.," as filed with the Form 8-K of GlobalNet dated September 12, 2000, which is hereby incorporated herein by reference as Exhibit 2 to this Schedule 13D.

SIGNATURES

        After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date:             September 27, 2000
                                                               /s/ Michele Scott
                                                               _______________________________
                                                                        Michele Scott

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations.